KANE KESSLER, P.C.
600 THIRD AVENUE, 35th FL
NEW YORK, NEW YORK 10016-1901
TEL 212.541.6222
FAX 212.245.3009 WWW.KANEKESSLER.COM

DIRECT CONTACT
212-519-5103

EMAIL ADDRESS
rlawrence@kanekessler.com

July 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 15, 2021
CIK No. 0001860543

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 29, 2021 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently publicly filing this letter and the Registration Statement on Form S-1 (the “Registration Statement”) via the EDGAR system today. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version of the Draft Registration Statement confidentially submitted on June 15, 2021.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement confidentially submitted on June 15, 2021), all page references herein correspond to the marked pages of the Registration Statement.

Please be further advised that today we are also concurrently publicly filing via the EDGAR system all nonpublic draft submissions of the Draft Registration Statement.

Securities and Exchange Commission
July 12, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Competitive Strengths, page 3

1.            We note your response to prior comment 1. Please expand your disclosure here and on page 54 to describe your market position across relevant product categories based on the data and information you rely upon.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 55 of the Registration Statement.

Risks Related to Our Business, page 5

2.            We note your response to prior comment 2. Please revise the bullet at the bottom of page 5 to provide the anticipated beneficial ownership of Mr. Kanders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Registration Statement.

Risk Factors

Risks Related to Our Business

We may lose money or generate less than expected profits on our fixed-price contracts, page 16

3.            We note your response to prior comment 3. Please expand your disclosure to identify the estimated percentage of the net sales from your Distribution segment that is represented by fixed-price contracts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Registration Statement.

Business Intellectual Property and Trademarks, page 60

4.            We note your response to prior comment 14, which we reissue in part. Please revise your disclosure to describe your patent portfolio by product category, included the related expiry. Please segregate your issued patents and pending patent applications. Please consider tabular disclosure in addition to the narrative provided. Additionally, please revise to disclose whether the loss of patent protection for patents expiring in 2021 is expected to have a material effect on your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement.

Securities and Exchange Commission
July 12, 2021

Legal Proceedings, page 61

5.            We note your response to prior comment 13. Please revise to provide the disclosure related to the FTC and DOJ actions under the Legal Proceedings heading.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62-63 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 75

6. We note your response to prior comment 16. Please revise to clarify whether Mr. Kanders was involved in your decisions to engage Kanders & Company with respect to either of the transactions described and, if so, describe the nature of his involvement. Additionally, please disclose whether a committee of your independent directors approved or reviewed the transactions with Kanders & Company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Registration Statement.

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Sincerely,

Kane Kessler, P.C.

By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:
Warren B. Kanders, Cadre Holdings, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP
Ekaterina Roze, Sullivan & Cromwell LLP